Canadian Oil Sands

03 MAY 19 AM 7:21

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

May 14, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA



03050528

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

a) Interim Financial Statements and Exhbit filed April 30, 2003;
b) Form 45-102 filed May 1, 2003;
c) Interim MD & A filed May 1, 2003; and
d) May 8, 2003 press release regarding the Oil Sands Split Trust Offer.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

dlw 5/20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three month periods ended March 31, 2003 and March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY - in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this MD&A contain "forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

After having closed the acquisition of the 10 per cent interest in Syncrude from EnCana Corporation ("EnCana") on February 28, Canadian Oil Sands earnings reflect a 31.74 per cent ownership in Syncrude for the month of March. The Trust reported higher net income of $83.4 million in the first quarter of 2003, as compared to $50.0 million in the same period in 2002. With the significant strengthening in the Canadian dollar relative to the U.S., the Trust's 2003 net income included a $44.0 million foreign exchange gain resulting primarily from the unrealized gain on its U.S. denominated long-term debt, which compares favourably to the $0.7 million foreign exchange loss recorded in 2002. Excluding the foreign exchange impacts, the Trust's 2003 net income decreased $11.4 million when compared to 2002. The decrease in earnings was a consequence of lower production volumes at Syncrude resulting from unscheduled and extended scheduled maintenance in the first quarter of 2003.

Revenues

($ millions)	Three Months Ended March 31		
	2003	2002	Variance
Production revenue	$ 220.2	$ 153.2	$ 67.0
Pipeline tariffs	(2.4)	(1.0)	(1.4)
Marketing fees	(0.2)	(0.1)	(0.1)
Crude oil hedging	(39.9)	7.6	(47.5)
Currency hedging	(1.4)	(3.0)	1.6
Syncrude Sweet Blend	176.3	156.7	19.6
Interest and other income	1.4	1.7	(0.3)
Total Revenues	$ 177.7	$ 158.4	$ 19.3

First quarter revenues in 2003 compared favourably to 2002, increasing $19.3 million. A $67.0 million increase in production revenue, offset by a $47.5 million reduction in crude oil hedging, accounted for the majority of the increase.

The improvement in production revenue is attributable to the significant increase in the average realized selling price for the Trust's Syncrude Sweet Blend ("SSB")™ product in 2003 compared to 2002. The SSB selling price averaged $51.71 per barrel prior to hedging, an increase of 51 per cent from the same quarter in 2002. This is reflective of the 56 per cent increase in the price of West Texas Intermediate ("WTI") benchmark over the same period. Stronger prices in the first quarter of 2003 were supported mainly by the conflict in Iraq and the general strike in Venezuela as well as the tight supply and demand situation.

Offsetting the significant improvement in selling prices was the decrease in sales volumes in 2003 over 2002. The acquisition of the 10 per cent interest in Syncrude contributed an additional 12 per cent to sales volumes ($26.5 million in production revenue) for the month of March; however, sales volumes overall in the quarter were five per cent lower. The decline in sales volumes was largely due to extended maintenance work on a heavy gas oil hydrotreater and a diluent recovery unit, and an unscheduled turnaround of the LC-finer. As well, lower bitumen availability from the Aurora mine contributed to the production shortfall. The Aurora mine experienced downtime, mainly due to repairs and modifications to the primary separation vessel wall, which were required to correct localized metal erosion by circulating oil sands. The first quarter of 2002 did not incur such extensive repairs and modification work.

Strong oil prices in 2003 coupled with a higher percentage of volumes hedged contributed to $39.9 million of crude oil hedging losses, compared to $7.6 million of crude oil hedging gains in the same period in 2002, thereby reducing total revenues, as discussed more fully in the Risk Management section of this MD&A.

Operating costs

($ millions)	Three Months Ended March 31		
	2003	2002	Variance
Production costs and other	$ 79.9	$ 63.0	$ 16.9
Purchased energy	27.7	9.3	18.4
Natural gas hedging	(5.7)	-	(5.7)
	$ 101.9	$ 72.3	$ 29.6
Per barrel	$ 24.21	$ 16.25	$ 7.96

Production costs in the first quarter of 2003 were negatively impacted by the unscheduled and extended scheduled maintenance work compared to the same quarter in 2002. The incremental 10 per cent ownership increased 2003 operating costs by approximately 15 per cent, or $15.8 million.

Purchased energy costs were $18.4 million higher in the first quarter of 2003 relative to the first quarter of 2002, primarily due to considerably higher natural gas prices. In 2003, natural gas prices averaged $7.51 per gigajoule ("GJ"), 140 per cent higher than the 2002 average price of $3.11 per GJ. The Trust's natural gas hedging gains of $5.7 million mitigated the impact of the gas price increase, reducing the effective average cost of natural gas by $1.35 per GJ.

The combination of higher operating costs and lower sales volumes increased the Trust's first quarter 2003 operating costs per barrel to $24.21 compared to $16.25 in the same period of the prior year.

In 2003 the Trust reclassified certain expenses related to Base Plant development costs, which were previously reported in operating expenses, as non-production costs to more accurately reflect expenses related to current production. The nature of these costs is primarily research and development related to the Base Plant. The 2002 comparative figures have been reclassified to reflect this change in reporting. Base Plant costs were approximately $1.9 million, net to the Trust, in 2003 and 2002. The remaining balance of the non-production costs of $3.6 million relates primarily to Syncrude 21 development costs, as explained in the MD&A section of the Trust's 2002 annual report.

Crown Royalty expense

Crown royalty expenses of $1.8 million and $1.5 million in the first quarter of 2003 and 2002, respectively, reflect increased capital spending which results in the application of the minimum royalty rate of one per cent of gross revenues before hedging. As Syncrude is currently within a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the Crown

royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Insurance expense

The largest component of insurance expense is premiums paid for business interruption insurance, designed to protect the Trust's cash flow from a potential severe property loss at the Syncrude operations. Insurance premiums rose in 2003 over 2002 due to limited capacity in the insurance market combined with numerous losses experienced worldwide for this type of insurance. The 2003 insurance expense also reflects one month of insurance for additional coverage to protect the acquired 10 per cent Syncrude ownership. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to protect the Trust's cash flow from which the capital program commitments are largely funded. The Trust is in the process of renewing its coverages for its 31.74 per cent interests, which current coverage expires in the second quarter.

Interest expense

The interest expense increase to $13.2 million in 2003 from $12.3 million in 2002 reflects $350 million of additional bank financing obtained to fund a portion of the 10 per cent Syncrude acquisition.

Depreciation and Depletion

First quarter 2003 depreciation and depletion expense increased $0.6 million when compared to the same period in 2002. The per barrel depreciation and depletion rate was increased in 2003 compared to 2002 as the 2003 net asset base rose as a result of the 10 per cent Syncrude acquisition. This rate increase was offset by lower production volumes in 2003 relative to 2002. Canadian Oil Sands depreciates and depletes its production assets on the unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves for purposes of calculating its depreciation and depletion expense. These costs and reserves will be included in the depreciation and depletion expense calculations in the first half of 2005 when the completion of Stage 3 is anticipated.

Also included in depreciation and depletion expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provision for the quarter ended March 31, 2003 was $0.7 million, resulting in a future site reclamation liability of $47.4 million at March 31, 2003. Similar to its 21.74 per cent interest in Syncrude, the Trust will be depositing $0.13 per barrel of current production related to its new 10 per cent interest into a mining reclamation trust account, which is reflected in the consolidated Balance Sheet asset heading "Reclamation trust".

Foreign exchange loss (gain)

The Trust recorded a foreign exchange gain in the first quarter of 2003 of $44.0 million compared to a loss of $0.7 million in 2002. The 2003 gain reflects the impact of the significant strengthening in the Canadian Dollar, which averaged $0.662 US/Canadian in the first quarter of 2003 versus $0.630 US/Canadian in the comparable 2002 quarter. The higher Canadian dollar created a non-cash foreign exchange gain on the Trust's US dollar denominated senior notes of $43.4 million in the first quarter of 2003 relative to a loss of $0.3 million in the first quarter of 2002.

Future income tax recovery

The Trust recorded a future income tax liability of $298.6 million on the acquisition of the 10 per cent interest in Syncrude. The liability primarily represents the difference between the Trust's book value of its capital assets and its tax pools at the currently enacted tax rates. The liability will be drawn down as the assets are depreciated and depleted for both accounting and tax purposes. The reduction in the liability will be accounted for as a future income tax recovery on the Trust's income statement, which is a non-cash inclusion in income. For the first quarter of 2003, the Trust recorded a future income tax recovery $2.3 million related to the reduction in the liability.

Dividend on preferred shares of subsidiaries

On October 31, 2002 the preferred shares of the Trust's operating subsidiaries, were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Liquidity and Capital Resources

Cash from Operations

Cash flow from operations of $52.0 million, or $0.80 per Trust unit, decreased from $64.1 million, or $1.13 per Trust unit, reported in 2002. The cash flow reduction of $12.1 million primarily reflects an increase in operating costs of $29.6 million, which was offset by SSB revenues increases of $19.6 million.

Financing Activities

The Trust undertook several financing initiatives in the first quarter of 2003 as part of its acquisition of an additional 10 per cent Syncrude interest. The $1.07 billion acquisition, before working capital and purchase price adjustments, was financed with approximately two thirds new equity. Equity of $431 million was raised through the issuance of approximately 12.3 million Trust units by way of a public equity offering, and the remainder of the equity was financed through a $325 million private placement of

approximately 9.3 million Trust units. The balance of the purchase price and transaction costs were financed with a $350 million draw on a $560 million acquisition bridge facility.

The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $744.8 million at March 31, 2003 from $392.3 million at December 31, 2002. The $352.5 million increase is due to the 10 per cent Syncrude acquisition financing and cash expenditures for the Stage 3 capital program offset by exchange gains on the US dollar denominated long-term debt. Operating cash flow of $52.0 million and $6.1 million of new equity raised through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") also financed capital expenditures and $39.8 million of unitholder distributions.

The Trust's financial capacity is supplemented by its operating bank facilities and lines of credit. On March 26, 2003 Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, amended the size and covenants of its bank credit facilities. Current available bank facilities and lines of credit include a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $20 million line of credit to be used for letters of credit. Additionally, a $560 million acquisition facility was obtained to finance the 10 per cent Syncrude interest acquisition and the optional 3.75 per cent interest in Syncrude. The acquisition facility converts to a $225 million operating facility upon repayment of all amounts drawn for acquisition purposes. This $225 million operating facility, combined with the $455 million of operating credit facilities and lines of credit currently available, will provide $680 million of credit to meet the requirements of the larger Trust.

The maximum allowed senior debt-to-total book capitalization under these facilities was increased to 55 per cent from 45 per cent to provide greater financial flexibility for the Trust's current expansion and to conform the facilities with the Trust's $250 million U.S. senior notes maturing in 2021. The maximum total debt-to-total book capitalization is restricted to 60 per cent. A Trust Royalty payment covenant was also revised, which restricts Trust Royalty payments only if Canadian Oil Sands Limited's credit ratings fall below investment grade or if there is a default. As at April 22, 2003, $200 million of the acquisition facility was drawn, leaving $787.5 million undrawn and available under the new credit facilities and lines of credit.

Investing Activities

Capital spending in 2003 rose 119 percent to $132.9 million compared to $60.6 million in 2002, of which the 10 per cent Syncrude interest acquisition represented approximately $18.2 million. Approximately 92 per cent of the total 2003 capital expenditures related to the Stage 3 expansion which remains on budget. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan with a budgeted project cost estimated to be $1.8 billion, net to the Trust.

Risk Management

Crude Oil Hedging

During the first quarter of 2003, crude oil price hedging decreased Canadian Oil Sands' revenue by $39.9 million compared to a $7.6 million gain in the same period of 2002. The Trust hedged an average of 39,388 barrels per day in the first quarter of 2003 and had 16,000 barrels per day hedged for the first quarter of 2002. This larger 2003 hedge position combined with significantly higher WTI oil prices, averaging US$33.86 per barrel and US$21.64 per barrel in 2003 and 2002, respectively, resulted in the significant opportunity cost.

The Trust continues to view the cash flow protection provided by its crude oil hedging program as an important element of its Stage 3 financing plan. Canadian Oil Sands will consider hedging additional volumes during 2004 to manage the cash flow risk related to funding of the Stage 3 capital program.

As at April 22, 2003 the following crude oil hedges were in place:

Crude Oil Hedging Activities	**Volume** *(bbls/day)*	**Price** *(US$/bbl)*	**Volume** *(bbls/day)*	**Price** *(US$/bbl)*	**Volume** *(bbls/day)*	**Price** *(US$/bbl)*	**Volume** *(bbls/day)*	**Price** *(US$/bbl)*
2003 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar*	3,000	25.00	3,000	25.00	-	-	1,488	25.00
-swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.57
Total Hedge Position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.46
2004 Positions	Jan 1 - Jan 31		Feb 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	16,000	23.72	16,000	23.72	16,000	23.72	16,000	23.72
Total Hedge Position	16,000	23.72	16,000	23.72	16,000	23.72	16,000	23.72

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

Natural Gas Hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 first quarter operating costs by $5.7 million.

Foreign Currency Hedging

Canadian Oil Sands had the following currency hedges in place as of March 31, 2003:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 66.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the first quarter of 2003, currency hedging settlements reduced Canadian Oil Sands' revenues by $1.4 million compared to a loss of $3.0 million in the same period of 2002. The decrease in currency hedge losses in 2003 from 2002 reflects the stronger Canadian dollar, which averaged $0.662 Cdn/US in 2003 compared to $0.630 Cdn/US in 2002.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the first quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $17.9 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counter-parties of high credit quality.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $39.00 per Trust unit during the first quarter and a low of $34.55 per Trust unit. The Trust unit price closed at $35.35 on March 31. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at March 31, 2003 approximately 79.5 million units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2003	March 2003	February 2003	January 2003
Unit price				
High	$39.00	$36.23	$39.00	$39.00
Low	$34.55	$34.55	$34.93	$36.55
Close	$35.35	$35.35	$36.20	$38.90
Volume traded (000's)	9,320	2,619	4,443	2,258
Weighted average number of units outstanding (000's)	65,455	79,538	58,465	57,685

Outlook

Canadian Oil Sands is expecting an annual production range for Syncrude of 83 to 85 million barrels for 2003, which reflects the impact of the unscheduled and extended scheduled maintenance work conducted during the first three months of the year and the scheduled turnaround of coker 8-2 that is currently underway. The upper end of this range continues to be attainable assuming reliable operations for the remainder of the year, as was experienced in the second half of 2002 when Syncrude shipped an average 7.8 million barrels of Syncrude Sweet Blend per month. Net to the Trust, the production forecast translates into a total of 25 to 26 million barrels of Syncrude Sweet Blend, or an average 68,000 to 70,000 barrels per day. The Trust has revised its forecast operating cost to range between $18.00 to $18.50 per barrel to reflect higher purchased energy costs and the revised production forecast range.

The Trust is anticipating its capital budget to reach $668 million in 2003, of which $567 million will be directed to the Stage 3 expansion. The total estimated cost for the Stage 3 expansion is $5.7 billion, or $1.8 billion net to the Trust.

As part of the acquisition of the additional 10 per cent Syncrude working interest, the Trust holds an option and right of first refusal to acquire under substantially similar terms and conditions, EnCana's remaining 3.75 per cent interest in the joint venture on a six per cent gross overriding royalty on an additional 1.25 per cent interest held by a third party oil and gas company. The option expires December 31, 2003.

Crude oil prices continued to rise into the first quarter of 2003, driven by the general strike in Venezuela and uncertainty regarding the impact of the war against Iraq. While the significant premium on the price

of crude oil created by these events is expected to dissipate, the Trust anticipates crude oil prices will remain relatively strong over the course of 2003 as the supply/demand fundamentals appear tight and OPEC is considering volume decreases in order to maintain their stated range for world oil prices of US$22 to US$28 per barrel. The Trust, therefore, is forecasting oil prices to average US$27 per barrel WTI in 2003 and natural gas prices to average $6.50 per GJ. This assumption requires average WTI crude oil and natural gas prices of approximately US$24.75 per barrel and $6.15 per GJ, respectively, for the remaining three quarters of 2003. In response to the recent strengthening in the Canadian dollar, the Trust also has increased its currency exchange rate forecast to US$0.68 for 2003, implying an average rate of approximately US$0.69 for the remainder of 2003.

EnCana markets all of the Trust's production under the terms of the marketing agreement between EnCana and the Trust. Prior to February 1, 2003, EnCana purchased all of the Trust's production at a deemed unit price. At EnCana's election, this arrangement ended on February 1, 2003, and subsequently, EnCana acts as agent in marketing the Trust's production to third parties.

Additional synthetic crude oil production volumes from various other producers are expected to come onto the market later this year. The Trust does not anticipate any significant adverse pricing impacts as a result of such additional volumes.

Hedging

The Trust has hedged approximately 66 per cent of its forecast 2003 crude oil production at approximately US$26.46 per barrel. The Trust's hedge positions are outlined in the risk management section of this MD&A.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2003, including the effect of the hedges currently in place:

2003 Q1 Sensitivity Analysis				
		Change in Cash Flow		**Change in Net Income**	
	Sensitivity	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Syncrude operating cost decrease	Cdn $1.00/bbl	27.7	0.36	27.7	0.36
Syncrude operating cost decrease	Cdn $50 million	16.3	0.21	16.3	0.21
WTI crude oil price increase	US $1.00/bbl	17.2	0.23	17.2	0.23
Syncrude production increase	2 million bbls	19.4	0.25	17.1	0.22
Canadian dollar weakening	US $0.01/Cdn$	13.6	0.18	5.2	0.07
AECO natural gas price decrease	Cdn $0.50/GJ	8.7	0.11	8.7	0.11

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is www.cos-trust.com.

CANADIAN OIL SANDS TRUST

Exhibit to Consolidated Financial Statements
For the Three Months Ended March 31, 2003

(unaudited)

Interest Coverage for Canadian Oil Sands Trust

The interest coverage ratio for Canadian Oil Sands Trust for the twelve months ended March 31, 2003 was 7.3 times.

Interest Coverage for Canadian Oil Sands Limited

The interest coverage ratio for Canadian Oil Sands Limited for the twelve months ended March 31, 2003 was 4.6 times.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3)
of Multilateral Instrument 45-102 Resale of Securities

CANADIAN OIL SANDS TRUST (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 22, 2003 of an aggregate of 400 options to acquire units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at the City of Calgary this 1st day of May, 2003.

CANADIAN OIL SANDS TRUST, by its manager, Canadian Oil Sands Limited

Per: *(signed) "Trudy M. Curran"*
Trudy M. Curran
General Counsel and Corporate Secretary



Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands responds to Split Trust offer

Calgary, May 8, 2003 (TSX -- COS.UN) — In response to numerous inquiries from investors, Canadian Oil Sands Trust (the "Trust") today announced that the Trust is not party to, participating in, or is in any way connected to the Oil Sands Split Trust (the "Split Trust") led by RBC Dominion Securities Inc.

The Trust presently has no agreement to provide any trust units or any other securities to this third party Split Trust. Any Canadian Oil Sands Trust units held by the Split Trust are purchases by the Split Trust made in the open market. The preferred and capital securities offered by the Split Trust are not securities of Canadian Oil Sands Trust and holders thereof will have no recourse to Canadian Oil Sands Trust for any losses or damages relating to such preferred and capital securities of the Split Trust.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 31.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 79.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com